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MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three months ended March 31, 2025.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024, and related notes, which are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not add due to rounding. This MD&A has been prepared as of April 29, 2025. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.
OUR BUSINESS
New Gold Inc. is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in British Columbia, Canada (“New Afton”) and the Rainy River Mine in Ontario, Canada (“Rainy River”). New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.
EXTERNAL DOCUMENTS
References made in this MD&A to other documents or to information or documents available on a website do not constitute the incorporation by reference into this MD&A of such other documents or such other information or documents available on such website, unless such incorporation by reference is explicit.
ENDNOTES
Note references throughout the document are to endnotes which can be found on page 41 of this MD&A.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under International Financial Reporting Standards ("IFRS Accounting Standards"), please refer to the “Non-GAAP Financial Performance
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Measures” section of this MD&A starting on page 27. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS Accounting Standards. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended March 31
	2025	2024
OPERATING INFORMATION
Gold (ounces)(4):
Produced(4)	52,186	70,898
Sold(4)	52,164	70,077
Copper (millions of pounds)(4):
Produced(4)	13.6	13.3
Sold(4)	13.2	12.0
Revenue(10)
Gold ($/ounce)(10)	2,864	2,061
Copper ($/pound)(10)	4.17	3.64
Average realized price(1)
Gold ($/ounce)(1)	2,894	2,090
Copper ($/pound)(1)	4.30	3.86
Operating expenses ($/oz gold, co-product)(3)	1,437	1,106
Operating expenses ($/lb copper, co-product)(3)	2.15	2.44
Depreciation and depletion ($/oz gold)(10)	1,100	897
Cash costs per gold ounce sold (by-product basis)(1)(2)	869	874
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	1,727	1,396

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FINANCIAL HIGHLIGHTS

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
FINANCIAL INFORMATION
Revenue	209.1	192.1
Revenue less cost of goods sold	48.5	22.6
Net loss	(16.7)	(43.5)
Adjusted net earnings(1)	12.0	13.1
Cash generated from operations	107.5	54.7
Cash generated from operations before changes in non-cash operating working capital(1)	90.0	72.5
Sustaining capital(1)	32.7	25.9
Growth capital(1)	42.5	35.1
Total mining interest capital expenditures	75.2	61.1
Free cash flow(1)	24.9	(14.9)
Total assets	2,118.4	2,258.1
Cash and cash equivalents	212.8	156.7
Long-term debt	504.1	396.2
Non-current liabilities excluding long-term debt	371.0	913.6
Share Data
Loss per share
Basic ($)	(0.02)	(0.06)
Diluted ($)	(0.02)	(0.06)
Adjusted net (loss) earnings per basic share ($)(1)	0.02	0.02
Share price as at March 31 (TSX - Canadian dollars)	5.32	2.28
Weighted average outstanding shares (basic) (millions)	791.2	687.6
Weighted average outstanding shares (diluted) (millions)	791.2	687.6

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SUSTAINABILITY AND ESG
The Company is committed to responsible mining through implementation of sound environmental, social and governance ("ESG") practices. The Company continues to implement and report on the Mining Association of Canada’s Towards Sustainable Mining ("TSM") framework at all its operating mines. New Gold prioritizes the health, safety and well-being of its people through the “Courage to Care” initiative.

Health and Safety
Total recordable injury frequency rate ("TRIFR")12 was 0.55 for Q1, a reduction of 40% compared to the same period in the prior year.

Environment
Water Management
At New Afton, the site received approvals for the operation of the twelve mechanical evaporators in advance of the 2025 evaporator season. The evaporators are used to reduce the pond volume in the New Afton Tailings Storage Facility, as part of the C-Zone stabilization program. Rainy River has begun preparations for spring freshet, including de-winterization of the water treatment and discharge system. Rainy River has begun preparations to improve the effectiveness of the water treatment.

Tailings Management
New Afton and Rainy River completed annual reporting filings for the tailings facilities. Rainy River has received authorization and is completing planning for the 2025 tailings dam construction activities. At New Afton, the C-Zone stabilization program remains on track.

Social
Indigenous & Community Relations
The Company recognizes the importance and value of its relationships with local and Indigenous communities. The New Afton Mine and the Rainy River Mine teams regularly engage with interested stakeholders with the aim to build trust, provide employment and contract opportunities and identify areas for support to local communities.

In early 2025, New Gold launched a refresh of the community investment program, which strives to support initiatives and projects that have meaningful and long-lasting positive impacts within the communities where we operate. The refresh includes refined eligibility criteria and aims to provide strategic guidance to support the prioritization of sustainable community and social development.

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CORPORATE DEVELOPMENTS
New Senior Notes Offering and Tender Offer for Existing Senior Notes
The Company completed an offering of $400.0 million aggregate principal amount of 6.875% Senior Notes due 2032 (the "2032 Unsecured Notes") on March 18, 2025 to fund a tender offer to purchase any and all of its outstanding 7.50% Senior Notes (the "2027 Unsecured Notes") due in 2027. The tender offer expired on March 14, 2025 with approximately $288.8 million tendered and subsequently redeemed.

The Company intends, but is not obligated, to redeem any 2027 Unsecured Notes that were not tendered in the tender offer on or about July 15, 2025, at the then-applicable redemption price of 100.0% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

In connection with the offering, S&P upgraded the Company’s corporate rating from B to B+, upgraded the bond rating from B to BB-, and upgraded their outlook from Stable to Positive. Moody’s maintained the Company’s B2 corporate rating and B3 rating on the bonds, and upgraded their outlook from Stable to Positive.

For further details, please refer to the “Financial Condition Review” section on page 22 of this MD&A, or the press releases dated March 4, 2025, "New Gold Announces Launch of $400 Million Senior Notes Offering to Fund Tender Offer for Outstanding 7.50% Senior Notes", "New Gold Announces Tender Offer for its 7.50% Senior Notes due 2027", "New Gold Announces Pricing of $400 million Senior Notes Offering to Fund Tender Offer for Outstanding 7.50% Senior Notes" and the press release dated March 14, 2025, "New Gold Announces Expiration and Results of its Tender Offer for its 7.50% Senior Notes due 2027".

Extension of Revolving Credit Facility
On March 24, 2025, the Company extended its revolving credit facility with a new maturity date of March 23, 2029. The borrowing limit is $400.0 million with an option to increase the limit up to $500.0 million through an Accordion Feature. For further details please refer to the "Financial Condition Review" section starting on page 22 of this MD&A.

Appointment of Vice President, Operations
The Company appointed Travis Murphy as Vice President, Operations, effective March 24, 2025. For further details please refer to the press release dated March 11, 2025, "New Gold Strengthens Operational Leadership Team".

Consolidation of 100% Interest in New Afton Mine
Subsequent to the quarter, the Company announced that it has entered into an agreement with Ontario Teachers' Pension Plan to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine for $300.0 million ("the Transaction"). Following the Transaction, the Company will have fully consolidated its free cash flow interest in New Afton to 100%. Closing of the Transaction is subject to customary conditions and is expected to close at the beginning of May 2025. For further details please refer to the press release dated April 7, 2025, "New Gold Consolidates 100% Interest in its New Afton Mine".

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OUTLOOK
New Gold is pleased to reaffirm its 2025 operational outlook as outlined below.

The Company has assumed $30.00 per silver ounce and $4.00 per copper pound, and a foreign exchange rate of $1.40 Canadian dollars to $1.00 US dollar in its outlook.

Operational Estimates	2025 Guidance
Gold production (ounces)[4]	325,000 – 365,000
New Afton gold production (ounces)[4]	60,000 – 70,000
Rainy River gold production (ounces)[4]	265,000 – 295,000
Copper production (M lbs)[4]	50 – 60
Cash costs per gold ounce sold (by-product)[2]	$600 - $700
Operating expenses ($/oz gold, co-product)[3]	$900 - $1,000
Operating expenses ($/lb copper, co-product)[3]	$1.75 - $2.25
All-in sustaining costs per gold ounce sold (by-product)[1,2]	$1,025 - $1,125
Capital Investment	2025 Guidance
Total capital ($M)[1]	$270 - $315
Sustaining capital ($M)[1,8]	$95 - $110
Growth capital ($M)[1,9]	$175 - $205
The Company delivered on its first quarter plan, advancing several critical path objectives to set up for a successful year and achieve annual guidance. At New Afton, B3 grades were higher than expected as the cave nears exhaustion, which is now expected by the end of the second quarter of 2025. At Rainy River, efforts to sequence waste stripping in the early months of the year have allowed the mine to remain on-track for a step up in production starting in the second quarter, and to deliver an improved second half of the year as the mine processes higher grade material. Additionally, underground development continues to advance, the successful pit portal breakthrough occurred in early April, an important catalyst that enables the underground ramp-up to advance throughout the year.
First quarter consolidated production was 52,186 ounces of gold and 13.6 million pounds of copper at all-in sustaining costs1,2 of $1,727 per gold ounce sold. First quarter gold production represented approximately 15% of the midpoint of consolidated production guidance of 325,000 to 365,000 ounces of gold, slightly ahead of the planned first quarter guidance of 14% provided in our February operational outlook news release.
New Afton first quarter production was 18,278 ounces of gold and 13.6 million pounds of copper at an all-in sustaining costs1,2 of $(687) per gold ounce sold. First quarter production represented approximately 28% and 25% of the midpoint of guidance of 60,000 to 70,000 ounces of gold and 50 to 60 million pounds of copper, respectively, higher than the quarterly guidance of 20% due to continued strong B3 grades leading to higher than planned head grades in the quarter.
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C-Zone cave construction continues to advance on schedule, facilitating a step up in copper and gold production in the second half of 2025. Undercutting is on track for completion in May and cave construction progress is more than 50% complete, as of the end of March. Other key project milestones completed in the first quarter include the relocation of the secondary sizer and commissioning of the C-Zone dewatering system. The flotation cleaner circuit upgrade is on schedule for commissioning in the third quarter, with construction commencing in April. This project is expected to improve copper and gold recoveries as the operation ramps up to full processing capacity of approximately 16,000 tonnes per day beginning in 2026.
Rainy River first quarter production was 33,908 ounces of gold at an all-in sustaining costs1,2 of $2,758 per gold ounce sold. First quarter production represented approximately 12% of the midpoint of guidance of 265,000 to 295,000 ounces of gold, slightly ahead of the quarterly guidance of 11%.
As outlined in the Rainy River operational outlook, open pit mining in the first quarter focused on waste stripping, with most of the mill feed coming from the low-grade stockpile. With the final waste stripping campaign for Phase 4 completed in April, the remaining benches are planned to provide ore production through to 2026 at an average strip ratio of 1:1.
The Rainy River underground mine achieved an important milestone with the breakthrough of the ramp to the pit portal in early April. The connection to the pit provides an immediate reduction in underground haulage distances, improves ventilation, and establishes a second means of egress to facilitate stope production from several new mining zones as they come online in late-2025.
Details of the Company’s 2025 guidance are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-events/news.
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three months ended March 31, 2025 relative to the prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended March 31, 2025, New Gold's gold revenue per ounce10 and average realized gold price per ounce1 were $2,864 and $2,894, respectively (March 31, 2024 - $2,061 and $2,090 respectively). This compared to the London Bullion Market Association ("LBMA") p.m. average gold price of $2,860 per ounce (March 31, 2024 - $2,070).
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Copper Prices
For the three months ended March 31, 2025, New Gold’s copper revenue per pound10 and average realized copper price per pound1 were $4.17 and $4.30, respectively (March 31, 2024 - $3.64 and $3.86 respectively). This compared to the average London Metals Exchange ("LME") copper price of $4.23 per pound (March 31, 2024 - $3.83).
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The spot Canadian dollar weakened against the U.S. dollar during the three months ended March 31, 2025 when compared to the prior-year period. The weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price increased by 19% during the first quarter of 2025, finishing the quarter at $3,115 per ounce. Gold prices rose to new record high prices over the quarter driven by consistent central bank buying and safe haven demand tied to intensifying geopolitical and macroeconomic uncertainties. Looking forward, continued geopolitical risk may provide further support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and other macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals, and believes the prospects for the business are favourable.
The LME cash copper price increased by 11% during the first quarter of 2025, finishing the quarter at $4.39 per pound. Prices rose over the quarter driven largely by tariff-related uncertainty. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
FINANCIAL RESULTS
Revenues	209.1	192.1
Operating expenses	103.4	106.8
Depreciation and depletion	57.2	62.7
Revenue less cost of goods sold	48.5	22.6
Corporate administration	5.3	5.8
Corporate restructuring	3.3	—
Share-based payment expenses	4.5	0.8
New Afton free cash flow interest expense	8.8	—
Exploration and business development	4.6	0.9
Earnings from operations	22.0	15.1
Finance income	1.0	2.1
Finance costs	(13.7)	(2.6)
Other gains and losses
(Loss) gain on foreign exchange	(0.5)	4.0
Loss on disposal of assets	—	(0.6)
Gain on revaluation of investments	1.6	0.5
Unrealized (loss) on revaluation of non-current derivative financial liabilities	(25.8)	(57.9)
Gain (loss) on foreign exchange derivative	1.8	(2.6)
Gain (loss) on fuel hedge swap contracts	0.1	1.1
Other	(0.4)	0.4
Loss before taxes	(13.9)	(40.5)
Income tax expense	(2.8)	(3.0)
Net loss	(16.7)	(43.5)
Adjusted net earnings(1)	12.0	13.1

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Revenue
For the three months ended March 31, 2025, the increase in revenue relative to the prior-year period was due to higher metal prices and higher copper sales volume, partially offset by lower gold sales volume.
Operating expenses
For the three months ended March 31, 2025, operating expenses were in-line with the prior-year period. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three months ended March 31, 2025, depreciation and depletion decreased when compared to the prior-year period due to lower gold production and open-pit tonnes mined at Rainy River.
Revenue less cost of goods sold
For the three months ended March 31, 2025, revenue less costs of goods sold increased when compared to the prior-year period primarily due to higher revenue from New Afton.
Corporate administration
For the three months ended March 31, 2025, corporate administration was relatively consistent when compared to the prior-year period.
Corporate restructuring
For the three months ended March 31, 2025, costs associated with corporate restructuring were for termination expenses related to changes at the executive leadership level of the Company.
Share-based payment expenses
For the three months ended March 31, 2025, share-based payment expenses increased compared to the prior-year period due to an increase in share price.
New Afton free cash flow interest expense
For the three months ended March 31, 2025, New Afton free cash flow interest expense represents the Company's obligation to Ontario's Teachers for 19.9% of New Afton's free cash flow for the quarter ended March 31, 2025.
Exploration and business development
For the three months ended March 31, 2025, exploration and business development expenses increased when compared to the prior-year periods due to increased exploration activity at New Afton and Rainy River.
Finance income
For the three months ended March 31, 2025, finance income decreased due to a decrease in interest rates when compared to the prior-year period.
Finance costs
For the three months ended March 31, 2025, finance costs increased compared to the prior-year period, primarily related to lower capitalized interest costs due to commercial production at New Afton's C-Zone, and the loss on repayment of long-term debt.

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Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date, and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current periods.
Rainy River Gold stream obligation
For the three months ended March 31, 2025, the Company recorded an unrealized loss on the revaluation of the Rainy River gold stream obligation derivative instrument of $25.8 million, driven by higher metal prices.
Gain on revaluation of investments
For the three months ended March 31, 2025, the Company recorded a gain on revaluation of investments due to an increase in the share price of certain investments.
Foreign exchange derivatives
For the three months ended March 31, 2025, the Company recorded a gain on foreign exchange derivatives, associated with changes in forward prices on the Company's foreign exchange contracts.

Fuel hedge swap contracts
For the three months ended March 31, 2025, the Company recorded a gain associated with the Company's fuel hedge swap contracts.

The Other Gains and Losses listed above are added back for the purposes of calculating adjusted net earnings1. Adjusted net earnings1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section starting on page 27 of this MD&A for more details about adjusted net earnings.
Income tax
The current and prior-year income tax (expense) recovery relates primarily to current and deferred mineral taxes. Income tax expense for the three months ended March 31, 2025 was relatively consistent when compared to the prior-year period.
On an adjusted net earnings (loss)1 basis, the adjusted income tax expense1 for the three months ended March 31, 2025 was $5.1 million, compared to an adjusted tax expense of $1.5 million in the prior-year. Adjusted income tax (expense) recovery1 excludes the tax impact of other gains and losses on the consolidated income statement. Adjusted income tax (expense) recovery1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Please refer to the “Non-GAAP Financial Performance Measures” section on page 27 of this MD&A for more details.
Net loss
For the three months ended March 31, 2025, there was an decrease in net loss compared to the prior-year period, largely due to an increase in revenues.
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Adjusted net earnings (loss)1
Net earnings (loss) have been adjusted for other gains and losses, loss on repayment of long-term debt, and Corporate restructuring on the consolidated income statement. Key elements in Other Gains and Losses are the fair value changes for the gold stream obligation, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section on page 27 of this MD&A for more details.
For the three months and year ended March 31, 2025, adjusted net earnings1 were relatively in-line with the prior-year period.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section on page 24 of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
OPERATING INFORMATION
Gold production from operations (ounces)(4)	52,186	80,438	78,369	68,598	70,898	79,187	82,986	76,527	82,477
Gold sales from operations (ounces)(4)	52,164	77,281	81,791	67,697	70,077	77,870	79,821	74,219	87,206
Revenue	209.1	262.2	252.0	218.2	192.1	199.2	201.3	184.4	201.6
Net earnings (loss)	(16.7)	55.1	37.9	9.6	(43.5)	(27.4)	(2.7)	(2.6)	(31.8)
Per share:
Basic ($)	(0.02)	0.07	0.05	0.07	(0.06)	(0.04)	(0.00)	(0.00)	(0.05)
Diluted ($)	(0.02)	0.07	0.05	0.07	(0.06)	(0.04)	(0.00)	(0.00)	(0.05)

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REVIEW OF OPERATING MINES
New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 100,000 people. A summary of New Afton’s operating results is provided below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,110	970
Capitalized waste mined (thousands of tonnes)	2	7
Waste mined (thousands of tonnes)	2	7
Ore processed (thousands of tonnes)	1,113	924
Average grade:
Gold (grams/tonne)	0.57	0.68
Copper (%)	0.62	0.72
Recovery rate (%):
Gold	87	88
Copper	89	90
Gold (ounces)(4):
Produced - New Afton Mine(4)	17,987	17,858
Produced - Ore Purchase Agreements(4)(11)	292	321
Produced - Total(4)	18,278	18,179
Sold(4)	18,432	16,980
Copper (millions of pounds)(4):
Produced(4)	13.6	13.3
Sold(4)	13.2	12.0
Revenue(10)
Gold ($/ounce)(10)	2,861	1,988
Copper ($/pound)(10)	4.17	3.64
Average realized price(1):
Gold ($/ounce)(1)	2,947	2,108
Copper ($/pound)(1)	4.30	3.86
Underground net mining cost per operating tonne mined(1)	12.52	22.08
Processing cost per tonne processed(1)	13.66	16.96
G&A cost per tonne processed(1)	5.51	5.77
Operating expenses ($/oz gold, co-product)(3)(10)	662	740
Operating expenses ($/lb copper, co-product)(3)(10)	2.15	2.44
Depreciation and depletion ($/oz gold)(10)	1,331	1,216
Cash costs per gold ounce sold (by-product basis)(1)(2)	(769)	(34)
Cash costs per gold ounce sold (co-product)(1)(3)	696	811
Cash costs per copper pound sold (co-product)(1)(3)	2.26	2.67
All-in sustaining costs per gold ounce sold(by-product basis)(1)(2)	(687)	241
All-in sustaining costs per gold ounce sold (co-product)(1)(3)	720	894
All-in sustaining costs per copper pound sold (co-product)(1)(3)	2.34	2.94
FINANCIAL INFORMATION:
Revenue	109.2	78.4
Revenue less cost of goods sold	44.1	15.9
Capital expenditures (sustaining capital)(1)(8)	0.7	3.7
Capital expenditures (growth capital)(1)(9)	23.3	27.7
Total mining interest capital expenditures	24.0	31.4
Cash generated from operations	76.5	28.2
Free cash flow(1)	52.5	(3.6)
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Operating results
Production
Production4 for gold and copper for the three months ended March 31, 2025 was 18,278 ounces of gold (inclusive of ore purchase agreements) and 13.6 million pounds of copper respectively. The increase over the prior-year period was due to higher tonnes processed, partially offset by lower grade and recovery.
Revenue
For the three months ended March 31, 2025, revenue increased when compared to the prior-year period due to higher gold and copper sales volumes and higher average realized prices.
Revenue less cost of goods sold
For the three months ended March 31, 2025, revenue less cost of goods sold increased when compared to the prior-year period, primarily due to higher revenue.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow                                    Operating expenses per gold ounce sold3,10 and per copper pound sold3,10 for the three months ended March 31, 2025 decreased over the prior-year period, primarily due to higher gold and copper sales volumes, and lower underground mining and processing costs with the gyratory crusher completed in Q4 2024 reducing underground haulage costs.

Underground net mining costs per operating tonne mined1 for the three months ended March 31, 2025 decreased over the prior-year period due to lower net mining cost and an increase in tonnes mined. Underground net mining costs decreased compared to prior year period primarily from lower haulage costs from B3, and decrease in consumable costs.
Processing costs per tonne processed1 for the three months ended March 31, 2025 decreased over the prior-year period due to higher tonnes processed.
Depreciation and depletion per gold ounce sold10 for the three months ended March 31, 2025 increased when compared to the prior-year period due to capitalization of C-Zone assets.

All-in sustaining costs1,2 per gold ounce sold (by-product basis) for the three months ended March 31, 2025 decreased over the prior-year period, primarily due to higher sales volumes, higher by-product revenues, and lower sustaining capital spend.

Total capital expenditures for the three months ended March 31, 2025 was $24.0 million which decreased over the prior-year period due to lower sustaining and growth capital spend. Sustaining capital1 primarily related to equipment and vehicles. Growth capital1 primarily related to C-Zone underground mine development, and cave construction.

Cash generated from operations for the three months ended March 31, 2025 increased over the prior-year period primarily due to higher revenue and positive working capital movements.
Free cash flow1 for the three months ended March 31, 2025 was $52.5 million, an improvement over the prior-year period due to higher revenues and lower operating expenses.
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Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the value of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2025, the value of the U.S. dollar averaged $1.44 against the Canadian dollar, compared to $1.35 in the prior-year period. This reduced total cash costs by $138 per gold ounce sold1 relative to the prior-year period.

Exploration activities
At New Afton, the exploration priority for 2025 remains on K-Zone. Development of the 4500 Level exploration drift to target K-Zone is well advanced, with the first exploration drill bay now operational. The new exploration drift will facilitate infill drilling to support Mineral Resource development and exploration drilling to test extensions to the east and at depth. In parallel, preliminary technical studies are underway to assess potential mining scenarios for K-Zone, HW Zone, and D-Zone with the potential to extend New Afton mine life beyond 2031.

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Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
OPERATING INFORMATION
Open Pit
Ore mined (thousands of tonnes)	408	1,499
Operating waste mined (thousands of tonnes)	1,443	4,685
Capitalized waste mined (thousands of tonnes)	4,817	2,150
Waste mined (thousands of tonnes)	6,260	6,835
Ratio of waste-to-ore	15.36	4.56
Underground
Ore mined (thousands of tonnes)	71	80
Lateral development (meters)	1,440	950
Ore processed (thousands of tonnes)	2,202	2,277
Average gold grade (grams/tonne)	0.54	0.83
Gold recovery rate (%)	89	91
Gold (ounces)(4):
Produced(4)	33,908	52,719
Sold(4)	33,732	53,097
Gold Revenue ($/ounce)(10)	2,866	2,085
Average gold realized price ($/ounce)(1)	2,866	2,085
Open pit net mining cost per operating tonne mined(1)	5.01	4.64
Processing cost per tonne processed(1)	11.58	10.52
G&A cost per tonne processed(1)	5.34	4.56
Operating expenses ($/oz gold)(10)	1,861	1,223
Depreciation and depletion ($/oz gold)(10)	969	792
Cash costs per gold ounce sold (by-product basis)(1)(2)	1,764	1,165
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	2,758	1,638
FINANCIAL INFORMATION
Revenue	99.9	113.7
Revenue less cost of goods sold	4.4	6.7
Capital expenditures (sustaining capital)(1)(8)	32.0	22.2
Capital expenditures (growth capital)(1)(9)	19.3	7.4
Total mining interest capital expenditures	51.3	29.6
Cash generated from operations	45.6	35.2
Free cash flow(1)	(12.8)	(2.5)

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Operating results
Production
Gold production4 for the three months ended March 31, 2025 was 33,908 ounces, a decrease over the prior-year period as planned primarily due to the focus on waste stripping in the quarter, which resulted in the majority of the mill feed coming from the low-grade stockpile.

Revenue
For the three months ended March 31, 2025, revenue decreased when compared to the prior-year period due to lower sales volume partially offset by higher average realized price.

Revenue less cost of goods sold
For the three months ended March 31, 2025, revenue less cost of goods sold decreased when compared to the prior-year periods primarily due to lower revenue.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow                                    Operating expense per gold ounce sold10 for the three months ended March 31, 2025 increased over the prior-year period due to lower sales volumes.

Open pit net mining costs per operating tonne mined1 for the three months ended March 31, 2025 increased when compared to the prior-year period due to lower tonnes mined.
Processing costs per tonne processed1 for the three months ended March 31, 2025 increased when compared to the prior-year period due to increase in milling costs primarily from higher mill maintenance costs from a planned shut down, and from lower tonnes processed.
Depreciation and depletion per gold ounce sold10 for the three months ended March 31, 2025 increased when compared to the prior-year period due to lower sales volume.
All-in sustaining costs1,2 per gold ounce sold for the three months ended March 31, 2025 increased over the prior-year period primarily due to lower sales volumes, and higher sustaining capitalized waste stripping.
Total capital expenditures for the three months ended March 31, 2025 increased over the prior-year period due to higher sustaining and growth capital spend. Sustaining capital1 primarily related to capitalized waste stripping, tailings dam raise, and capital components. Growth capital1 related to underground development as the Underground Main and Intrepid zones continue to advance.
Cash generated from operations for the three months ended March 31, 2025 increased when compared to the prior-year period due to positive working capital movements, partially offset by a decrease in revenue.
Free cash flow1 for the three months ended March 31, 2025 was a net outflow $12.8 million (net of $6.3 million stream payments), a decrease compared to the prior-year period primarily due to lower revenue.

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Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the value of the U.S. dollar relative to the Canadian dollar. For the three months ended March 31, 2025, the value of the U.S. dollar averaged $1.44 against the Canadian dollar, compared to $1.35 in the prior-year period. This reduced total cash costs by $117 per gold ounce sold1 relative to the prior-year period.
Exploration activities
At Rainy River, following the significant increase in open pit Mineral Resources in 2024, the Company continues to expand, define, and evaluate opportunities to extend open pit mine life and keep the processing plant operating at full capacity beyond 2029. First quarter drilling was focused on testing growth opportunities along the NW Trend open pit target, while technical studies on potential pushbacks to the south of the main pit advanced, including the evaluation of waste rock and tailings storage options.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at March 31	As at December 31
(in millions of U.S. dollars)	2025	2024
BALANCE SHEET INFORMATION
Cash and cash equivalents	212.8	105.2
Other current assets	141.0	168.9
Non-current assets	1,764.6	1,729.7
Total assets	2,118.4	2,003.8

Current liabilities	210.0	196.6
Non-current liabilities excluding long-term debt	371.0	357.9
Long-term debt	504.1	397.0
Total liabilities	1,085.1	951.5
Total equity	1,033.3	1,052.3
Total liabilities and equity	2,118.4	2,003.8
Assets
Cash and cash equivalents
Cash and cash equivalents increased compared to the prior-year period primarily due to the net proceeds received from the offering of 2032 Unsecured Notes offset by the partial tender of the 2027 Unsecured Notes.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, and prepaid expenses. Other current assets decreased relative to the prior-year period due to a decrease in trade and other receivables, inventories and prepaid assets.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment, as well as non-current inventories and deferred tax assets. Non-current assets increased relative to the prior-year period due to an increase in mining interests.
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities increased relative to the prior-year period due to an increase in trade payables.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consists primarily of reclamation and closure cost obligations, non-current derivative obligations, and deferred tax liabilities.
The Company's non-current derivative obligations reflect the Rainy River gold stream obligation. The Rainy River gold stream obligation has increased from the prior-year period primarily due to higher metal prices, partially offset by settlements.
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The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River and New Afton. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at March 31, 2025 was $119.8 million, staying relatively consistent compared to $117.8 million as at December 31, 2024.
The deferred tax liability increased from $55.6 million as at December 31, 2024 to $60.0 million at March 31, 2025 primarily due to the tax impact of higher revenues.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the 2032 Unsecured Notes, the 2027 Unsecured Notes and the Company's revolving Credit Facility (each as defined below).

Senior Unsecured Notes - due April 1, 2032
On March 18, 2025, the Company issued $400.0 million of senior unsecured notes ("2032 Unsecured Notes") for net cash proceeds of $393.7 million after transaction costs. The face value is $400.0 million. The 2032 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year.

The Company incurred initial transaction costs of $6.3 million which have been offset against the carrying amount of the 2032 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2032 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
Senior Unsecured Notes - due July 15, 2027
On March 18, 2025, the Company completed the partial redemption of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The partial redemption of $288.8 million of the initial $400.0 million principal of the 2027 Unsecured Notes was funded from the net proceeds of the Company's recent issue of $400.0 million aggregate principal amount of its 2032 Unsecured Notes. The Company recognized a loss on repayment of long-term debt of $4.4 million, primarily comprised of a $2.6 million tender offer premium and the partial de-recognition of deferred financing charges associated with the 2027 Unsecured Notes.
As at March 31, 2025 the Company has $111.2 million aggregate principal outstanding of its 2027 Unsecured Notes. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering
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into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
Credit Facility
On December 31, 2024, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of December 2026 and a borrowing limit of $400.0 million. In March 2025, the Company entered into an amended and restated credit agreement with its syndicate of financial institutions which extended the maturity date to March 2029. The borrowing limit remains at $400.0 million with an option to increase the limit up to $500.0 million through an accordion feature.
The accordion feature permits the Company to request that the aggregate principal amount of the credit limit be increased by up to a maximum of an additional $100.0 million if approved by one or more members of the credit facility syndicate. This feature provides the Company flexibility to access additional funding if needed. As at March 31, 2025, the Company has not exercised the accordion feature.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended March 31	Twelve months ended Decenber 31
	Financial covenant	2025	2024
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1.0	11.7 : 1	11.0 : 1
Maximum Leverage Ratio (net debt to Adjusted EBITDA)	<4.5 : 1.0	1.0 : 1	1.1 : 1
Maximum Secured Leverage Ratio (secured debt to Adjusted EBITDA)	<2.0 : 1.0	0.1 : 1	0.1 : 1
Liquidity and Cash Flow
As at March 31, 2025, the Company had cash and cash equivalents of $212.8 million compared to $105.2 million as at December 31, 2024. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
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The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk, and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2025 and March 31, 2024:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
CASH FLOW INFORMATION
Cash generated from operating activities	107.5	54.7
Cash used in investing activities	(74.1)	(59.0)
Cash generated from (used in) financing activities	74.3	(24.1)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	(0.4)
Change in cash and cash equivalents	107.6	(28.8)
Operating Activities
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. For the three months ended March 31, 2025, the increase in cash generated from operating activities was primarily due to higher revenue.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the consolidated statement of cash flows) for the three months ended March 31, 2025:

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
CAPITAL EXPENDITURES BY SITE
Rainy River	51.2	29.6
New Afton	24.0	31.4
Capital expenditures	75.2	61.0
Financing Activities
For the three months ended March 31, 2025, cash generated from financing activities was $74.3 million, primarily driven by the net proceeds received from the offering of 2032 Unsecured Notes offset by the partial tender of the 2027 Unsecured Notes and interest paid.
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The Company’s cash and cash equivalents balance as at March 31, 2025 of $212.8 million, together with $376.7 million available for drawdown under the Credit Facility as at March 31, 2025, provided the Company with $589.5 million of liquidity.
Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its operational plan and will be able to repay future indebtedness from internally generated cash flow. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2025, these commitments totaled $83.5 million. This compares to commitments of $63.7 million as at December 31, 2024. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at March 31, 2025, there were no contingent losses recorded.

Related Party Transactions
The Company did not enter into any reportable related party transactions during the three months ended March 31, 2025.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three months ended March 31, 2025.
Outstanding Shares
As at April 29, 2025, there were 791.4 million common shares of the Company issued and outstanding. The Company had 0.4 million stock options outstanding under its stock option plan and 6.3 million performance share units outstanding under its long term incentive plan, exercisable for up to an additional 0.4 million common shares and up to an additional 6.3 million common shares, respectively.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS Accounting Standards and should not be considered in isolation. The Company has disclosed the following:
▪"Cash costs per gold ounce sold"
▪"Sustaining capital and sustaining leases"
▪"Growth capital"
▪"All-in sustaining costs per gold ounce sold" ("AISC")
▪"Adjusted net earnings (loss)", "adjusted net earnings (loss) per share", "adjusted tax expense (recovery)"
▪"Cash generated from operations, before changes in non-cash operating working capital"
▪"Free cash flow"
▪"Average realized price per gold ounce or copper pound sold"
▪"Open pit net mining costs per operating tonne mined"
▪"Underground net mining costs per operating tonne mined"
▪"Processing costs per tonne processed"
▪"G&A costs per tonne processed"

Cash Costs per Gold Ounce sold
"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.
Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.
The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold
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notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.
To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash cost information in this MD&A is net of by-product sales.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.
All-in Sustaining Costs per Gold Ounce Sold
“All-in sustaining costs per gold ounce sold” or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not
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be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.
New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded.
Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By
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including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.
Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	103.4	106.8
Treatment and refining charges on concentrate sales	3.3	4.7
By-product silver revenue	(4.5)	(3.8)
By-product copper revenue	(56.9)	(46.5)
Cash costs net of by-product revenue	45.3	61.3
Gold ounces sold	52,164	70,077
Cash costs per gold ounce sold (by-product basis)(1)	869	874
Sustaining capital expenditures(1)(6)(8)	32.7	25.9
Sustaining exploration - expensed(1)	—	0.1
Sustaining leases(1)	0.2	1.3
Corporate G&A including share-based compensation(7)	9.5	6.5
Reclamation expenses	2.3	2.7
Total all-in sustaining costs	90.0	97.8
Gold ounces sold	52,164	70,077
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,727	1,396

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	40.7	41.9
Treatment and refining charges on concentrate sales	3.3	4.7
By-product silver revenue	(1.2)	(0.7)
By-product copper revenue	(56.9)	(46.5)
Cash costs net of by-product revenue	(14.2)	(0.6)
Gold ounces sold	18,432	16,980
Cash costs per gold ounce sold (by-product basis)(1)	(769)	(34)
Sustaining capital expenditures(1)(6)(8)	0.7	3.7
Sustaining leases(1)	—	0.3
Reclamation expenses	0.8	0.7
Total all-in sustaining costs	(12.7)	4.1
Gold ounces sold	18,432	16,980
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	(687)	241

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	62.8	64.9
By-product silver revenue	(3.3)	(3.1)
Cash costs net of by-product revenue	59.5	61.8
Gold ounces sold	33,732	53,097
Cash costs per gold ounce sold (by-product basis)(1)	1,764	1,165
Sustaining capital expenditures(1)(6)(8)	32.0	22.2
Sustaining leases(1)	—	0.9
Reclamation expenses	1.6	2.1
Total all-in sustaining costs	93.0	87.0
Gold ounces sold	33,732	53,097
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	2,758	1,638

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Three months ended March 31, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.2	28.5	40.7
Units of metal sold	18,432	13.2
Operating expenses ($/oz gold or lb copper sold, co-product)(3)(10)	662	2.15
Treatment and refining charges on concentrate sales	1.0	2.3	3.3
By-product silver revenue	(0.4)	(0.8)	(1.2)
Cash costs (co-product)(3)	12.8	29.9	42.7
Cash costs per gold ounce sold or lb copper sold (co-product)(1)(3)	696	2.26
Sustaining capital expenditures(1)(6)(8)(i)	0.2	0.5	0.7
Sustaining leases(1)	—	—	—
Reclamation expenses	0.2	0.5	0.8
All-in sustaining costs (co-product)(1)(3)	13.2	31.0	44.3
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(1)(3)	720	2.34
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended March 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.6	29.3	41.9
Units of metal sold	16,980	12.0
Operating expenses ($/oz gold or lb copper sold, co-product)(3)	740	2.44
Treatment and refining charges on concentrate sales	1.4	3.3	4.7
By-product silver revenue	(0.2)	(0.5)	(0.7)
Cash costs (co-product)(3)	13.8	32.1	45.9
Cash costs per gold ounce sold or lb copper sold (co-product)(1)(3)	811	2.67
Sustaining capital expenditures(1)(6)(8)(i)	1.1	2.6	3.7
Sustaining leases(1)	0.1	0.2	0.3
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)(1)(3)	15.2	35.4	50.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(1)(3)	894	2.94
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.
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Sustaining Capital Expenditures Reconciliation Table

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	75.2	61.1
New Afton growth capital expenditures(9)	(23.3)	(27.7)
Rainy River growth capital expenditures(9)	(19.3)	(7.4)
Sustaining capital expenditures	32.7	25.9
Open Pit Net Mining Costs per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining costs per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS Accounting Standards. "Open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "G&A costs per tonne" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures on an aggregate and mine-by-mine basis.
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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
NEW AFTON COST PER TONNE
Operating expenses	40.7	41.9
Change in inventory, ore purchase costs, selling costs and royalties and other	(5.3)	0.6
Production costs	35.4	42.5
Underground net mining costs	13.9	21.4
Processing costs	15.3	15.8
Site G&A costs	6.2	5.4
Ore and operating waste tonnes mined (thousands of tonnes)	1,110	970
Ore processed (thousands of tonnes)	1,121	930
Underground net mining costs per operating tonne mined ($/tonne)	12.52	22.08
Processing costs per tonne processed ($/tonne)	13.66	16.96
G&A cost per tonne processed ($/tonne)	5.51	5.77

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
RAINY RIVER COST PER TONNE
Operating expenses	62.8	64.9
Change in inventory, selling costs and royalties and other	(16.3)	(1.9)
Production costs	46.5	63.0
Open pit net mining costs	9.3	28.7
Processing costs	25.5	23.9
Site G&A costs	11.8	10.4
Ore and operating waste tonnes mined (thousands of tonnes)	1,851	6,185
Ore processed (thousands of tonnes)	2,202	2,277
Open pit net mining costs per operating tonne mined ($/tonne)	5.01	4.64
Processing costs per tonne processed ($/tonne)	11.58	10.52
G&A cost per tonne processed ($/tonne)	5.34	4.56

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt, corporate restructuring and the group of costs in “Other gains and losses” as per Note 3 of the Company’s unaudited condensed interim consolidated financial statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, foreign exchange gains/loss, fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
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The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS Accounting Standards measure.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	(13.9)	(40.5)
Other losses	23.2	55.1
Loss on repayment of long-term debt	4.4	—
Corporate restructuring	3.3	—
Adjusted net earnings (loss) before taxes	17.1	14.6
Income tax (expense) recovery	(2.8)	(3.0)
Income tax adjustments	(2.3)	1.5
Adjusted income tax (expense) recovery (1)	(5.1)	(1.5)
Adjusted net earnings (loss)(1)	12.0	13.1
Adjusted net earnings (loss) per share (basic and diluted) ($/share)	0.02	0.02
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily
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indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure.

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
CASH RECONCILIATION
Cash generated from operations	107.5	54.7
Change in non-cash operating working capital	(17.5)	17.8
Cash generated from operations, before changes in non-cash operating working capital	90.0	72.5
Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

Three months ended March 31, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	45.6	76.5	(14.6)	107.5
Less Mining interest capital expenditures	(51.2)	(24.0)	—	(75.2)
Less Lease payments	(0.9)	—	(0.2)	(1.1)
Less Cash settlement of non-current derivative financial liabilities	(6.3)	—	—	(6.3)
Free Cash Flow[1]	(12.8)	52.5	(14.8)	24.9

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Three months ended March 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	35.2	28.2	(8.7)	54.7
Less Mining interest capital expenditures	(29.6)	(31.5)	—	(61.1)
Less Lease payments	(0.9)	(0.3)	(0.2)	(1.3)
Less Cash settlement of non-current derivative financial liabilities	(7.2)	—	—	(7.2)
Free Cash Flow[1]	(2.5)	(3.6)	(8.9)	(14.9)

Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers, who may calculate this measure differently. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	149.4	144.5
Treatment and refining charges on gold concentrate sales	1.6	2.0
Gross revenue from gold sales	151.0	146.5
Gold ounces sold	52,164	70,077
Total average realized price per gold ounce sold ($/ounce)	2,894	2,090

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	52.7	33.8
Treatment and refining charges on gold concentrate sales	1.6	2.0
Gross revenue from gold sales	54.3	35.8
Gold ounces sold	18,432	16,980
New Afton average realized price per gold ounce sold ($/ounce)	2,947	2,108
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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	96.7	110.7
Gold ounces sold	33,732	53,097
Rainy River average realized price per gold ounce sold ($/ounce)	2,866	2,085

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2024, both of which are filed on SEDAR+ at www.sedarplus.ca. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2025.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards as issued by IASB requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2024.
ACCOUNTING POLICIES
The Company's material accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2024. Based on that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process
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designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024 based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2024.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2024.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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ENDNOTES
1."Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”,"cash generated from operations before changes in non-cash operating working capital", "free cash flow" "open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS Accounting Standards, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS Accounting Standards, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 27.
2.The Company produces copper and silver as by-products of its gold production. All-in sustaining costs is based on a by-product basis, which includes silver and copper net revenues as by-product credits to the total costs.
3.Co-product basis includes net silver sales revenues as by-product credits, and apportions net costs to each metal produced on the basis of 30% to gold and 70% to copper, and subsequently dividing the amount by the total gold ounces sold, or pounds of copper sold, to arrive at per ounce or per pound figures.
4.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
5.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
6.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
7.Includes the sum of corporate administration costs and share-based payment expense per the consolidated income statement, net of any non-cash depreciation within those figures.
8.Sustaining capital expenditures are net of proceeds from disposal of assets.
9.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current and prior-year period relate to underground development.
10.These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper
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pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.
11. Key performance indicator data for the three months ended March 31, 2025 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 2% of total gold ounces produced using New Afton’s excess mill capacity. All other ounces are mined and produced at New Afton.
12. Total Recordable Injury Frequency Rate ("TRIFR") is calculated as recorded incidents × 200,000 / total number of hours worked.
CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2025", “Corporate Development”; “Mineral Reserves and Mineral Resources Update” and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis, and the factors and timing contributing to those expectations; planned activities and timing for 2025 and future years at Rainy River and New Afton, including planned development and exploration activities and related expenses; successfully extending the open pit mine life at Rainy River; the Company successfully advancing underground development; the Company’s ability to extend the New Afton mine life beyond 2031; the current and future financial
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performance of the Company as it relates to the prevailing price of gold; the continuation of prevailing commodity prices and exchange rates, the continuation of operations performing in accordance with mine plans; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to successfully increase production, lower costs and capital spend to generate significant cash flow therefrom over the coming years; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; and any statements about tariffs and the possible impacts on the Company.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on Rainy River and New Afton filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of New Afton and Rainy River being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for Rainy River and New Afton being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at Rainy River, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to:
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uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at Rainy River or New Afton on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on Rainy River and New Afton; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either Rainy River or New Afton, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for Rainy River and New Afton; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; management and reporting of ESG matters; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; perceived reputation amongst stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New
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Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
Technical Information
All other scientific and technical information in this MD&A has been reviewed and approved by Travis Murphy, Vice President, Operations of New Gold. Mr. Murphy is a Professional Geoscientist, a member of Engineers and Geoscientists British Columbia. Mr. Murphy is a "Qualified Person" for the purposes of NI 43-101.

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